Exhibit 2.1
TRANSACTION AGREEMENT
     THIS AGREEMENT is entered into as of this 15th day of January, 2007, by and between Tandberg Television ASA, a Norwegian public limited liability company listed on the Oslo Stock Exchange with its principal place of business at Frystikkalléen 3, 0661 Oslo, Norway (“Tandberg”), and ARRIS Group, Inc., a Delaware corporation with its principal place of business at 3871 Lakefield Drive, Suwanee, Georgia, USA (“ARRIS”).
RECITALS
     WHEREAS, ARRIS intends to enter into a business combination with Tandberg pursuant to a recommended public offer (the “Offer”) for the outstanding securities of Tandberg.
     WHEREAS, as incentive for ARRIS to prepare and launch the Offer and in consideration of the time and expenses both parties will undertake with respect to the Offer, the parties wish to set forth certain understandings and arrangements.
     NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party, for the benefit of the other party hereby agrees as follows:
1. THE TRANSACTION
     1.1 Press Announcement. (a) Contemporaneously with the execution of this Agreement, Tandberg and ARRIS shall issue a joint press release in the form attached hereto as Annex A (the “Press Announcement”) announcing the Offer for Tandberg shareholders to tender each of Tandberg’s issued and outstanding shares (the “Shares”) in exchange for consideration having a value of 96 Norwegian Kroner (“NOK”) per Share consisting of the following: (i) not less than NOK 80 in cash (the “Cash Consideration”) and (ii) shares of ARRIS common stock (the “Exchange Shares”) with a value of up to NOK 16 per Share (the “Share Consideration” and with the Cash Consideration, the “Offer Consideration”). ARRIS shall have the right to increase the amount of the Cash Consideration (with a corresponding and equal reduction in the value of the Share Consideration) so long as the total value of the Offer Consideration equals NOK 96 per Share. The number of Exchange Shares to be issued per Share shall be determined by dividing the amount of the Share Consideration by the Average Closing Price of the ARRIS common stock. In no event shall ARRIS be required to issue a number of Exchange Shares in excess of 19.9% of its common stock issued and outstanding on the date of settlement (the “Stock Threshold”). In the event the calculation of the number of Exchange Shares would exceed the Stock Threshold, the value of the Cash Consideration shall be increased by such an amount (and decrease the value of the Share Consideration by an equal amount) that the Exchange Shares are less than the Stock Threshold.
     ARRIS shall use its reasonable best efforts to issue the Exchange Shares without registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Rule 802 under the Securities Act (the “Exempt Issuance”) and to ensure that all Exchange Shares issued under an Exempt Issuance shall be issued without any restrictions on transferability and the certificates representing such shares shall contain no restrictive transfer legends. In the event any Exchange Shares issued pursuant to an Exempt Issuance would be subject to restrictions on transferability (except with respect to any restrictions that result from the holder of such Exchange Shares being deemed an “affiliate” of ARRIS, as such term is defined in Rule 144 under the Securities Act), as determined by ARRIS, as reasonably consented to by Tandberg, as soon as practicable following the settlement of the Offer, but in no event later than three business days after completion of the Reconciliation (as defined below), ARRIS shall cause to be filed a registration statement for resale of such Exchange Shares on Form S-3 for a continuous offering under Rule 415 promulgated under the Securities Act, for an “Automatic Shelf Offering” (as defined in Rule 405 promulgated under the Securities Act)(the “S-3 Registration Statement”). In the event ARRIS is not eligible to use Form S-3, then ARRIS shall file a registration statement for resale of such Exchange Shares pursuant to a continuous offering on another available form, including Form S-1(the “S-1 Registration Statement”). ARRIS shall take all steps reasonably necessary to cause such registration statement to become effective under the Securities Act as promptly as possible and shall cause such registration statement to remain effective at all times until the date on which the Exchange Shares are sold or otherwise disposed of.
     In the event ARRIS concludes in its reasonable judgment that the Exchange Shares may not be issued pursuant to an Exempt Issuance, ARRIS shall cause to be filed a Registration Statement on Form S-4 (the “S-4 Registration Statement” and with the S-1 Registration Statement and the S-3 Registration Statement, the “Registration Statement”) with respect to the Exchange Shares as soon as practicable following the completion of the reconciliation of Tandberg’s historical financial statements required under the Securities Act to be included in the Registration Statement, but in no event more than three business days after completion of such Reconciliation (the “Registered Issuance”).
     As used herein, “Average Closing Price” shall mean the volume weighted average share price of the ARRIS common stock on the Nasdaq Global Select Market for the ten (10) trading-day period ending two trading days before the settlement of the Offer. For purposes of this Agreement, (i) whenever a calculation requires that an exchange rate between NOK and United States Dollars be applied, the parties agree to use the reported exchange rate for the NOK to the U.S. Dollar quoted by the Federal Reserve Bank of New York (or such other source as the parties shall agree in writing) representing the average of ten previous 12:00 noon rates ending on the applicable business day, and (ii) “business day” means a day other than Saturday, Sunday or any day on which the Oslo Børs is authorized or obligated to close.
          (b) Tandberg shareholders shall have the right to receive their pro rata share of the Offer Consideration in a ratio of Cash Consideration and Share Consideration elected by such Tandberg shareholder, provided, however, that such elections shall be subject to pro rata adjustment in order to ensure that the aggregate Cash Consideration does not exceed an amount equal to the product of (i) the Cash Consideration and (ii) the number of Shares outstanding as of the date of this Agreement plus any Shares of restricted stock that will vest in accordance with Section 1.2(c) below.
          (c) All restricted stock of Tandberg issued pursuant to restricted stock unit awards or otherwise granted under Tandberg plans that by their terms would, by its terms or by action of Tandberg’s board of directors, vest upon a change in control of Tandberg will vest and be exercisable to the fullest extent set forth in such awards, and to the extent unexercised in full by the closing of the Offer, will be terminated. Any options to acquire Shares that are not exercised in full by the closing of the Offer will be terminated.
     1.2 Offer Document; Securities Law Filings. (a) Subject to applicable laws and regulations, ARRIS shall prepare an offer to purchase relating to the Offer (the “Offer Document”) for delivery to the holders of the Shares, as required by the Norwegian Securities Trading Act of 1997 and the regulations thereunder (the “Trading Act”), which Offer Document shall be approved by the Oslo Børs in accordance with the Trading Act. The Offer will be made according to the terms set forth in Section 1 of Annex B. Tandberg agrees to provide ARRIS in a timely manner with all information relating to Tandberg and its affiliates required to be included in the Offer Document to comply with the disclosure requirements contained in the Trading Act. Unless a shorter period is required by applicable regulatory authorities, not less than three (3) business days prior to the date on which ARRIS is to file the Offer Document with the Oslo Børs, Tandberg and its counsel shall be given the opportunity to review and comment thereon.
          (b) In the event of a Registered Issuance, ARRIS shall prepare the Registration Statement and Tandberg shall furnish all information concerning it and the holders of its capital stock as ARRIS may reasonably request in connection with the preparation of the Registration Statement. None of the information supplied or to be supplied by or on behalf of ARRIS or Tandberg for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, or at the time the Offer Document, which shall include the Registration Statement) is first mailed to Tandberg’s shareholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of each of ARRIS and Tandberg supplied or to be supplied by the applicable party for inclusion or incorporation by reference in the Registration Statement will comply as to form in all material respects with the accounting requirements and rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) applicable to each party and fairly present the financial condition of each party as of the respective date thereof and the consolidated results of operations and cash flows of each party for the respective period then ended. ARRIS shall provide Tandberg and its representatives, including its counsel and auditors, reasonable opportunity and time to review and provide comments to the Registration Statement prior to the time ARRIS files such Registration Statement with the SEC or any amendment or supplement thereto and such document is made publicly available. ARRIS shall not file, submit or furnish any document with the SEC relating to the Registration Statement in a form to which Tandberg reasonably objects. As promptly as practicable after becoming aware of such event or development, ARRIS shall notify each holder of Exchange Shares that is registering such shares in the Registration Statement, of any untrue statement of a material fact in the prospectus or any supplements thereto contained in the Registration Statement, or omission to state a material fact required therein, in light of the circumstances under which they were made, not misleading. ARRIS shall take all other actions reasonably necessary for the holder of Exchange Shares to resell such shares, if applicable.
     ARRIS shall use commercially reasonable efforts to cause the Registration Statement to comply with the rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. ARRIS will promptly provide in writing to Tandberg and its counsel any comments, written or oral, of the SEC with respect to the Registration Statement and Tandberg shall cooperate with ARRIS in preparing responses to such comments. All information supplied by or on behalf of ARRIS or Tandberg for inclusion or incorporation by reference in the Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act. ARRIS shall also promptly file, use commercially reasonable efforts to cause to become effective as promptly as possible and, if required, mail to Tandberg’s shareholders, any amendment to the Registration Statement that becomes necessary after the date the Registration Statement is declared effective or the Offer Document is first mailed to Tandberg’s shareholders. ARRIS will provide to holders of the Exchange Shares the number of copies of the prospectus to the Registration Statement that are reasonably requested.
          (c) Tandberg shall furnish all information concerning it and the holders of its capital stock as ARRIS may reasonably request in connection with a determination by ARRIS that the offer and sale of the Exchange Shares in the Offer will qualify for an Exempt Issuance, including, without limitation, requesting, pursuant to a written letter approved in advance by ARRIS, information from nominees holding any Shares regarding any shares that may be held by a U.S. Person.
          (d) ARRIS and Tandberg shall use commercially reasonable efforts to cause the Offer Document to comply with the Trading Act, to respond promptly to any comments of the staff of the Oslo Børs and to have the Offer Document approved under the Trading Act as promptly as practicable after it is filed with the Oslo Børs. ARRIS will promptly provide in writing to Tandberg and its counsel any comments of the Oslo Børs with respect to the Offer Document and Tandberg shall cooperate with ARRIS in preparing responses to such comments. All information supplied by or on behalf of ARRIS or Tandberg for inclusion in the Offer Document will comply as to form in all material respects with the applicable requirements of the Trading Act. ARRIS shall also promptly file, use commercially reasonable efforts to cause to be approved as promptly as possible and, if required, mail to Tandberg shareholders any amendment to the Offer Document that becomes necessary after the date the Offer Document is first mailed to Tandberg’s shareholders.
          (e) ARRIS represents and warrants that (i) Tandberg security holders that are residents of the United States will participate in the Offer on terms at least as favorable as those offered to any other holder of Tandberg’s securities, and (ii) it will provide such United States securityholders with the Offer Document and any other related document on a comparable basis that such documents are provided to other securityholders.
     1.3 Compliance with the Trading Act. Each of Tandberg and ARRIS undertakes to comply with the Trading Act and the Oslo Børs’ rulings on interpretation and implementation thereof.
2. BOARD RECOMMENDATION
     2.1 Tandberg Board Recommendation. (a) The Press Announcement shall include a statement that Tandberg’s board of directors unanimously recommends that Tandberg’s shareholders tender their Shares in exchange for the Offer Consideration on the terms of the Offer (the “Tandberg Board Recommendation”), and the Tandberg Board Recommendation shall not be withdrawn by the Tandberg board of directors except as permitted by Section 2.1(b) below.
          (b) Notwithstanding anything to the contrary contained in Section 2.1(a), at any time prior to the public announcement of the satisfaction of all conditions to the Offer, the Tandberg Board Recommendation may be withdrawn by the Tandberg board of directors (a “Tandberg Change in Recommendation”) under the following circumstances: (i) an Acquisition Proposal is made to Tandberg and is not withdrawn; (ii) Tandberg promptly provides ARRIS with written notice of the Acquisition Proposal setting forth the identity of the offeror and the material terms of the offer and further provides at least two (2) business days prior written notice of any meeting of Tandberg’s board of directors to consider and determine whether such Acquisition Proposal is a Superior Proposal; (iii) Tandberg’s board of directors determines that such Acquisition Proposal constitutes a Superior Proposal; (iv) Tandberg’s board of directors determines in good faith, after consultation with Tandberg’s outside legal counsel, that, in light of such Superior Proposal, the withdrawal of the Tandberg Board Recommendation is required to comply with the board’s fiduciary obligations to its shareholders under applicable law or the Trading Act; and (v) neither Tandberg nor any of its representatives shall have violated in any material respect any of the restrictions set forth in Section 10 below.
          (c) For purposes of this Agreement: (i) “Acquisition Proposal” shall mean any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by ARRIS under this Agreement) contemplating or otherwise relating to any Acquisition Transaction; (ii) “Superior Proposal” shall mean an unsolicited, bona fide written offer by a third party to all of Tandberg’s shareholders to purchase all of the outstanding common stock of Tandberg on terms that the board of directors of Tandberg determines, in good faith by a majority vote, after consultation with its financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to all of Tandberg’s shareholders, from a financial point of view, than the transactions contemplated by the Offer (including the terms, if any, proposed by ARRIS to amend or modify the Offer); (iii) “Acquisition Transaction” shall mean: any transaction or series of transactions involving (A) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Tandberg or any of its affiliates is a constituent corporation, (2) in which a person or “group” (as defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding securities of any class of voting securities of Tandberg or any of its subsidiaries, or (3) in which Tandberg or any of its affiliates issues or sells securities representing more than 50% of the outstanding securities of any class of voting securities of Tandberg or any of its affiliates as of the date of this Agreement; or (B) any sale (other than in the ordinary course of business), lease (other than in the ordinary course of business), exchange, transfer (other than in the ordinary course of business), license (other than nonexclusive licenses in the ordinary course of business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Tandberg, or any of its businesses or subsidiaries.
3. CONDITIONS TO AND COMPLETION OF THE OFFER
     The completion of the Offer shall be conditional upon the satisfaction of the conditions set forth in Section 2 of Annex B hereto (the “Offer Conditions”), any of which can be unilaterally waived by ARRIS, except as set forth in Annex B. ARRIS may withdraw the Offer in accordance with the Trading Act.
4. TERMINATION
     4.1 Termination. This Agreement may be terminated (i) by ARRIS on written notice to Tandberg if the Offer is terminated or withdrawn by ARRIS on the basis that any of the conditions set forth in the Offer have not been fulfilled, (ii) by mutual written consent of both parties, (iii) by ARRIS on written notice to Tandberg if there is a Tandberg Change in Recommendation, (iv) by ARRIS on written notice to Tandberg, upon a material breach of any covenant under this Agreement by Tandberg if such breach is not cured within ten days of delivery of written notice of such breach by ARRIS to Tandberg, (v) by ARRIS on written notice to Tandberg if there has been a Material Adverse Effect (as defined herein) with respect to Tandberg, (vi) by ARRIS on written notice to Tandberg if Tandberg is unable to complete and deliver to ARRIS the reconciliation of its historical financial statements to U.S. GAAP, including establishing vendor specific objective evidence (“VSOE”) for historic and future sales, for the periods and in the form required, in the case of an Exempt Issuance, by the Oslo Børs and, in the case of a Registered Issuance, the SEC (the “Reconciliation”), by such date that, in the judgment ARRIS, with the consent of Tandberg, which consent shall not be unreasonably withheld, is reasonably necessary in order to settle the Offer by the then current termination date of the commitment under the Commitment Letter (as defined in Section 8(b)), (vii) by Tandberg on written notice to ARRIS upon a Tandberg Change in Recommendation, (viii) by Tandberg on written notice to ARRIS, upon a material breach of any covenant under this Agreement by ARRIS, if such breach is not cured within ten days of delivery of written notice of such breach by Tandberg to ARRIS, (ix) by Tandberg on written notice to ARRIS if there has been a Material Adverse Effect with respect to ARRIS, (x) by either party if the public announcement of the satisfaction of all conditions to the Offer has not been made by September 30, 2007 (the “Termination Date”), provided however, that the right to terminate under this Section 4.1(x) shall not be available to any party whose material failure to fulfill any obligation hereunder has been the principal cause of, or resulted in, the failure satisfy the conditions of the Offer by the Termination Date. For purposes of this Agreement, “Material Adverse Effect” shall mean, with respect to any party hereto, any event, change, occurrence or effect which, individually or together with any other event, change, occurrence or effect, has, or reasonably could have, a material adverse effect upon (i) the condition (financial or otherwise), business, assets, liabilities or results of operations of such person and its subsidiaries, taken as a whole, or (ii) the ability of such party to perform its obligations under this Agreement or to consummate the Offer or the other transactions contemplated by this Agreement, provided that “Material Adverse Effect” shall not be deemed to include an event, change, occurrence or effect to the extent it relates to (A) applicable economic or market conditions generally affecting the industry in which such party operates that do not affect the party in a materially disproportionate manner; (B) the announcement of the Offer and the other transactions contemplated by this Agreement; (C) the execution of, compliance with the terms of, or the taking of any action required by this Agreement, or the consummation of the Offer and the other transactions contemplated by this Agreement; (D) any change in accounting requirements or principles or any change of laws of general applicability or the interpretation thereof; or (E) any change in prevailing interest rates. Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and agree that the reconciling adjustments contained in the Reconciliation shall not in and of themselves (i) be the basis for any allegation of a breach of a representation, warranty, covenant or agreement, or any claim for damages, hereunder, or (ii) otherwise result in the right of ARRIS to terminate this Agreement or the Tender Offer.
     4.2 Effect of Termination. In the event of the termination of this Agreement under Section 4.1 above, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 4.2 (Effect of Termination), Section 4.3 (Termination Fee), Section 5 (Expenses) and Section 11 (Governing Law) shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any willful breach of any warranty, covenant or other provision contained in this Agreement.
     4.3 Termination Fee. (a) If (i) satisfaction or waiver of all conditions to the Offer has not occurred by the Termination Date, (ii) after the date hereof an Acquisition Proposal with respect to Tandberg was made or renewed and not withdrawn prior to the Termination Date, and (iii) after the date hereof but prior to 225 days following the Termination Date, an Acquisition Transaction with respect to Tandberg is consummated or a definitive agreement for an Acquisition Transaction with respect to Tandberg is entered into and subsequently consummated,

Tandberg shall pay to ARRIS a termination fee of Eighteen Million United States Dollars ($18,000,000) in cash (the “Termination Fee”).
          (b) If there has been a Tandberg Change in Recommendation, Tandberg shall pay to ARRIS the Termination Fee.
          (c) In no event shall Tandberg be required to pay the Termination Fee other than as a result of the matters set forth in Sections 4.3(a) and (b), and in no event shall Tandberg be required to pay the Transaction Fee more than once. Any payment of the Termination Fee pursuant to this Section 4 shall be made within one business day after such amount becomes payable by wire transfer of immediately available funds. Payment of the Termination Fee shall constitute the sole and exclusive remedy of ARRIS in connection with a termination of this Agreement as a result of the matters set forth in Sections 4.3(a) and (b) and Tandberg shall not be responsible for any fees or expenses incurred by ARRIS.
5. EXPENSES
     Except as provided below and with respect to any Termination Fee payable under Section 4.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Offer is consummated.
6. REGULATORY APPROVALS
     Each of ARRIS and Tandberg shall fully cooperate to promptly, but in no event later than twenty-one (21) days after the date the Press Announcement is made, make all filings as required under any applicable antitrust, competition or trade regulatory laws, including specifically with the US Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any national competition authorities which may have jurisdiction over the parties or the transactions contemplated by this Agreement. Each of ARRIS and Tandberg agree to cooperate and use their respective commercially reasonable best efforts to obtain any governmental clearances or approvals required for consummation of the Offer, including, without limitation, pursuant to the HSR Act or any other federal, state or other national competition law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade. Notwithstanding the foregoing, no party shall be obligated to dispose of any business or restrict the manner in which it conducts its business in order to obtain any approval, and no party shall, without the consent of the other party (which consent shall be at the sole discretion of the non-requesting party), agree to dispose of any business or to any restriction on the manner of which it conducts its business.
7. ACCESS TO INFORMATION
     Each party shall, and shall cause its affiliates to, afford the other party and its representatives and advisers access, at all reasonable times after the announcement of the Offer until the Offer is closed (the “Interim Period”), to its properties, books, contracts and records as well as to its management personnel, employees, contractors, agents, advisers, bankers and consultants, and, during such period, each party shall, and shall cause its affiliates to, furnish promptly to the other party all information concerning its business, properties and personnel as the requesting party and its representatives and advisers may reasonably request. Without limiting the foregoing, Tandberg shall initiate and use its commercially reasonable best efforts to complete the Reconciliation and shall retain a member firm of Deloitte Touche Tohmatsu (or such other accounting firm as shall be reasonably acceptable to ARRIS) to assist Tandberg in establishing VSOE and completing the Reconciliation.
8. ADDITIONAL COVENANTS
          (a) During the Interim Period, each party shall, and shall cause its affiliates to, not take any measures which are reasonably likely to have a material adverse effect on the satisfaction of the conditions to the Offer or its implementation, including any of the following that are reasonably likely to have such an effect: (i) disposing of a material part of such party’s assets, (ii) declaring or paying any dividends on or make any other distributions (whether in cash, stock or property) in respect of such party’s or any of its subsidiaries’ capital stock, (iii) increasing or agreeing to increase the compensation payable or to become payable to such party’s or any of it subsidiaries’ officers or employees, except with respect to annual salary increases, which salary increases are made in accordance with past practice which have not been made for 2007, (iv) granting or agreeing to grant any severance or termination pay except in accordance with past practice, (v) granting or agreeing to grant shares of capital stock of such party or any securities exercisable or convertible into shares of capital stock of such party, except, solely with respect to ARRIS, with respect to annual equity grants, which equity grants have not been made for 2007, or (vi) operate in a manner other than in the ordinary course of its business.
          (b) Tandberg covenants that it shall assist ARRIS and its representatives and advisers in taking all steps reasonably necessary to close the financing and bank facility contemplated in ARRIS’ commitment letter dated January 15, 2007, with UBS Loan Finance LLC and UBS Securities LLC previously provided to Tandberg (as the same may be extended or amended from time to time, the “Commitment Letter”) and complete the syndication thereof, including, without limiting the foregoing, (i) providing all financial and other information required by the Commitment Letter or as may reasonably be requested with respect to Tandberg and its affiliates, including, financial projections, (ii) using commercially reasonable efforts to ensure that such syndication efforts benefit materially from any of Tandberg’s existing lending or other financial relationships, (iii) make reasonably available to prospective lenders under the bank facility senior management and advisers of Tandberg and its subsidiaries for informational purposes and (iv) assisting ARRIS in the preparation of one or more confidential information memoranda (and other similar marketing materials) to be used in connection with the syndication of the bank facility. In addition, Tandberg shall not announce, syndicate or place any financing without the prior written consent of ARRIS (which consent may be withheld if, in the opinion of ARRIS’ advisor that is arranging the bank facility, such financing, syndication or placement would have a detrimental effect on the proposed syndication of ARRIS’ bank facility).
          (c) ARRIS will use its commercially reasonable efforts (i) not to agree to any termination, modification or amendment of the Commitment Letter (except for any amendment extending the termination date of the Commitment Letter) or violate any provision of the Commitment Letter or take any action in contravention of the terms of the Commitment Letter, (ii) to comply with its obligations, covenants and agreements set forth in the Commitment Letter, and (iii) to satisfy the conditions set forth in the Commitment Letter. In the event that the Commitment Letter is terminated or any lender therein otherwise notifies ARRIS that it is not willing to provide the financing contemplated by the Commitment Letter, ARRIS will use good faith and commercially reasonable efforts to obtain alternative third party financing prior to the termination of this Agreement (“Third Party Financing”); provided, however, that ARRIS shall not be required to obtain financing on terms less favorable in any material respect to ARRIS than the terms set forth in the Commitment Letter. ARRIS shall use its commercially reasonable good faith efforts to negotiate and enter into on or prior to the settlement date all definitive agreements necessary in order to obtain the Bank Facilities (as defined in the Commitment Letter) contemplated by the Commitment Letter or Third Party Financing. ARRIS shall keep Tandberg informed on a current basis of the status of the Commitment Letter and Third Party Financing, if any, and provide copies of all documents related to the Commitment Letter, Bank Facilities or Third Party Financing upon request by Tandberg or its authorized representatives.
          (d) Each of Tandberg and ARRIS covenants and agrees that, except as expressly permitted by this Agreement, it will take no action or engage in any transactions that would reasonably be expected to have the effect of impeding or frustrating the Offer.
          (e) Upon settlement of the Offer, the board of directors of ARRIS shall appoint a member of Tandberg’s board of directors as of the date of this Agreement to ARRIS’ board of directors that is selected by Tandberg and that is reasonably satisfactory to the members of ARRIS’ board of directors.
          (f) ARRIS and Tandberg agree to use their respective commercially reasonable best efforts to provide Tandberg shareholders with a “simplified dealing mechanism” or similar program to facilitate the sale Exchange Shares issued in the Offer to retail investors of Tandberg.
9. MATERIAL CHANGES
     Each of ARRIS and Tandberg shall promptly notify the other orally and in writing in the event it experiences a Material Adverse Effect, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated).
10. NO SHOP UNDERTAKING
     10.1 Restrictions. Tandberg agrees that it will not, will cause its subsidiaries not to, and will not authorize or knowingly permit any of its representatives to, prior to the termination of this Agreement: (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that could reasonably be expected to lead to an Acquisition Proposal; (ii) furnish any information regarding itself or its businesses and affiliates to any person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal; (iii) engage in discussions or negotiations with any person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement contemplated by Section 10.2 below).
     10.2 Permitted Discussions. Notwithstanding the provisions of Section 10.1, the parties agree that prior to the satisfaction of the Offer Conditions (as set forth in Section 2 of Annex B, Section 10.1 shall not prohibit Tandberg from engaging in negotiations or discussions with, or furnish any information regarding itself or its respective businesses and affiliates to, any person that has made a bona fide unsolicited written Acquisition Proposal if: (i) neither Tandberg nor any of its representatives have previously violated any of the restrictions set forth in Section 10.1; (ii) the board of directors of Tandberg has determined that such Acquisition Proposal is or is reasonably likely to result in a Superior Proposal; (iii) the board of directors of Tandberg concludes in good faith, after having consulted with its outside legal counsel, that such action is required in order for the board of directors of Tandberg to comply with its fiduciary obligations to its shareholders under applicable law, including, without limitation, the Trading Act; (iv) at least two (2) business days prior to furnishing any such nonpublic information to, or entering into discussions with, such person, Tandberg gives ARRIS written notice of the identity of such person and of Tandberg’s intention to furnish nonpublic information to, or enter into discussions with, such person, and Tandberg receives from such person an executed confidentiality agreement; and (v) at least two (2) business days prior to furnishing any such nonpublic information to such person, Tandberg furnishes such nonpublic information to ARRIS (to the extent such nonpublic information has not been previously furnished by Tandberg to ARRIS). Without limiting the generality of the foregoing, Tandberg acknowledges and agrees that any violation of, or the taking of any action inconsistent with, any of the restrictions set forth in the preceding sentence by any of its respective representatives, shall be deemed to constitute a breach of Section 10.1 by Tandberg.
     10.3 Notice. Tandberg shall within 48 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal or any request for nonpublic information advise ARRIS orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information relating to Tandberg (including the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any person. Until such date as Tandberg’s board of directors determines that an Acquisition Proposal is a Superior Proposal, Tandberg shall keep ARRIS fully and promptly informed with respect to the general status of any such Acquisition Proposal, inquiry, indication of interest or request and any material modification or proposed modification thereto.
     10.4 Termination of Existing Discussions. Tandberg shall immediately terminate any discussions ongoing as of the date of this Agreement with any person that relate to any Acquisition Proposal.
     10.5 Waiver. Tandberg agrees not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Tandberg or its respective subsidiaries is a party, and will use its commercially reasonable efforts to enforce or cause to be enforced each such agreement at the request of ARRIS.
11. GOVERNING LAW
     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, USA, without regard to its principles of conflicts of laws (except to the extent that applicable laws governing the corporate organization of ARRIS or Tandberg mandate the application of the laws of the jurisdiction of organization of such party and except to the extent that application of laws of Norway apply to the Offer). Each party irrevocably and unconditionally consents and submits to the jurisdiction of the state and federal courts located in the state of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement.
12. PUBLIC ANNOUNCEMENTS
     Neither ARRIS, Tandberg nor any of their respective affiliates shall issue or cause the publication of any press release or other public announcement with respect to the Offer, this

Agreement or the other transactions contemplated hereby without the prior written consent of the other party, except as may be required by law or by any listing agreement with, or the policies of, a stock exchange in which circumstance reasonable efforts to consult will still be required to the extent practicable. Notwithstanding the foregoing, ARRIS shall, immediately upon satisfaction or waiver of the Offer Conditions, make a public announcement that the Offer will be completed and will set forth the date for the settlement of the Offer, which shall be the later of (i) April 2, 2007 or (ii) a date no later than five (5) business days after such public announcement.
13. NOTICES
     All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (a) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service (if dispatched in the United States for delivery in the United States) and four business days if dispatched for expedited international delivery via a reputable international courier service) or (b) on the date of confirmation of receipt (or, the first business day following such receipt if the date of such receipt is not a business day) of transmission by facsimile, in each case to the intended recipient as set forth below:

(i)	if to ARRIS, to

ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024
Facsimile: (770) 473-8470
Attention: President

with a copy to:

Chief Counsel
ARRIS Group, Inc.
3871 Lakefield Drive
Suwanee, Georgia 30024
Facsimile: (770) 473-8470

and

Brink Dickerson
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 5200
Atlanta, Georgia 30308
Facsimile: (404) 962-6743

(ii)	if to Tandberg, to

c/o Tandberg Television, Inc.
4500 River Green Parkway
Duluth, Georgia 30096
Facsimile: (678) 812-6400

Attention: Eric Cooney, Chief Executive Officer

with a copy to:

Carl J. Erhardt
Morris, Manning & Martin, LLP
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326
Facsimile: (404) 365-9532
Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.
[signature page to immediately follow]

     IN WITNESS WHEREOF, ARRIS and Tandberg have executed this Agreement by authorized officers thereof as of the date first written above.

TANDBERG TELEVISION ASA
By:	/s/ Eric Cooney
Name:	Eric Cooney
Title:	President & CEO

ARRIS GROUP, INC.
By:	/s/ Lawrence A. Margolis
Name:	Lawrence A. Margolis
Title:	Executive Vice President of Strategic Planning, Administration and Chief Counsel and Secretary

ANNEX A
ARRIS and TANDBERG Television
Announce Intention to Combine
•	The newly created company will have the scale and the critical mass to lead the market for converged voice, data and video systems
•	ARRIS to acquire outstanding shares of TANDBERG Television for NOK 96
•	TANDBERG Television board and senior management recommend offer to shareholders
Atlanta, US — 15th January 2007 — ARRIS (Nasdaq:ARRS), and TANDBERG Television (Oslo:TAT.OL), today announced that they have reached an agreement to combine the two companies through an acquisition of all outstanding TANDBERG Television shares by ARRIS. The offer price of NOK 96 consists of NOK 80 cash and NOK 16 shares in ARRIS, a US NASDAQ listed company, although ARRIS can increase the cash portion of the offer at its discretion. The aggregate purchase is expected to be $1,214 M at current exchange rates. The transaction is expected to be completed in Q2 2007 and is subject to regulatory and other customary approvals, as well as, to Arris receiving valid and unconditional acceptances of the offer from shareholders representing more than 90% of the shares.
After diligent, thorough review, the Board of Directors of TANDBERG Television unanimously recommends the shareholders accept the ARRIS offer. “The on-going industry consolidation amongst our key customer base creates a demand for companies that can offer an increasing scale and scope of supply on a global basis. The combination of ARRIS and TANDBERG Television clearly creates that market leading supplier of voice, video and data solutions. Further, the NOK 96 offer price represents a substantial premium of 47% to TANDBERG Television’s 90 trading day average share price.” says Jan Christian Opsahl, Chairman of TANDBERG Television.
Combining the resources and experience of ARRIS and TANDBERG Television will produce a new company, unique in its ability to enable voice, video and data over any network and to any device. ARRIS is a leading global provider of VoIP, (voice over IP) data broadband network equipment and consumer premises devices; TANDBERG Television leads the digital video sector with more than 25% share of the global video processing market and award-winning solutions for advanced compression, on-demand and interactive television.
ARRIS and TANDBERG Television have a strong shared philosophy of innovation and track-records of profitable growth. The new company will have a significant global presence with over 1600 employees and 2000+ customers in more than 100 countries. ARRIS’ strong North American cable business and strategic customers in key international markets will be significantly expanded through TANDBERG Television’s international market leadership position in IPTV, HDTV and on-demand television.
“The combination of ARRIS and TANDBERG Television is positive for the digital media industry and a truly exceptional opportunity for both companies. By bringing together these two market leaders we are able to expand on our vision to be the global leader in the provision of digital IP infrastructure and to enable voice, video and data to be delivered over integrated broadband networks from the content provider to the head-end to the home,” says Bob Stanzione, Chairman & CEO of ARRIS. “With this merger we are creating a new force, with best in class technologies and an outstanding team of people with a unique understanding of all service provider networks, the technologies that enable them and the content that travels through them.”
As cable operators, telcos and pay-TV providers compete for the subscriber, the triple play of voice, data and video, and the eventual quad play with mobile, is driving increased bandwidth needs. Additionally, as new services such as VoIP and high definition, on-demand TV emerge, the pressure on bandwidth increases further, pushing data speed requirements over 100Mbps. These macro-trends underpin the combination of ARRIS and TANDBERG Television and will drive the future success and growth of the new company and its highly scalable, revenue producing technologies for high speed data, VoIP, IPTV, HDTV and on-demand television.
“Our customers are increasingly relying on next generation technologies to help them create and distribute converged and differentiated voice, data and video services. There is a clear benefit in being able to source these solutions from one trusted partner. The combined ARRIS and TANDBERG Television is ideally placed to provide the technologies, the knowledge and the systems delivery and integration expertise that our customers around the world can rely on to build profitable digital businesses,” said Eric Cooney, CEO of TANDERG Television.
ARRIS — www.arrisi.com — is a global communications technology company specializing in the design and engineering of broadband networks. The company is a leading developer, manufacturer and supplier of cable telephony, video and high-speed data equipment, as well as outside plant construction and maintenance equipment for cable system operators. With 750 employees in offices across North America, Latin America, Europe and Asia Pacific, ARRIS is headquartered in Atlanta, Georgia. ARRIS delivered revenues through nine months of 2006 of approximately US$657 million and recently announced that it would exceed previous revenue guidance.
TANDBERG Television — www.tandbergtv.com — has a 15 year track record of excellence and technology firsts in the digital video market. The company’s market leading solutions for the creation, management and delivery of video across cable, satellite, IP, wireless, telco and terrestrial networks are used by the world’s leading network operators, broadcasters, content owners and program makers to deliver new viewer experiences and advertising opportunities. With 875 employees, including an award-winning R&D team of more than 350 highly skilled software and hardware engineers, TANDBERG Television has offices around the world and regional headquarters in Southampton, UK; Atlanta, Georgia and Hong Kong. TANDBERG Television 2006 revenues are estimated to be approximately US$350M.
Forward-looking Statements
This press release contains forward-looking statements which are subject to safe harbors created under the U.S. federal securities laws. These statements include, among others, statements concerning projections of revenues, income and other financial items; plans for future products; growth in the cable equipment market; and growth in demand for high speed access including cable telephony for ARRIS Group Inc, and statements regarding the financial performance of ARRIS following completion of the TANDBERG Television acquisition, its ability to drive the strategic benefits outlined and the timeframe during which the acquisition is expected to close. Statements regarding future events are based on the parties’ current expectations.

Actual results may differ materially from those contained in any forward-looking statement. Specific factors which could cause such material differences include, among other things, successful outcome of the offer process for the TANDBERG Television shares, regulatory approval of the acquisition, the potential impact on the business of TANDBERG Television due to uncertainty about the acquisition, the retention of employees of TANDBERG Television and the ability of ARRIS to successfully integrate TANDBERG Television’s opportunities, technology, personnel and operations. All financials for TANDBERG Television are based on IFRS standards. A U.S. GAAP reconciliation is not available at this time. The statements in this presentation that use such words as “believe,” “expect,” “intend,” “anticipate,” “contemplate,” “estimate,” or “plan,” or similar expressions are also forward-looking statements. The above listing of factors is representative and is not intended as an all-encompassing list of such factors. We disclaim any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.
-ends-
For information:

ARRIS:

Media Relations	Investor Relations
Alex Swan	Jim Bauer
678-473-8327	678-473-2647
alex.swan@arrisi.com	jim.bauer@arrisi.com

TANDBERG Television:

Media Relations	Investor Relations
Gay Bell	Fraser Park
+44 208 964 9149	+44 238 048 4140
gbell@platformpr.com	fpark@tandbergtv.com

ANNEX B
1. The Offer
     (a) The Offer will be made and delivered to Tandberg’s shareholders as soon as practicable, which if (i) the Reconciliation is not required by the Oslo Børs and (ii) the Exchange Shares can be issued pursuant to an Exempt Issuance, is expected to be between February 8, 2007 and February 15, 2007.
     (b) The Offer period under the Offer shall be 4 weeks (the “Offer Period”). The Offer Period may be extended by ARRIS from time to time, until such time as all of the Offer Conditions have been satisfied; provided, however such extension shall not be made to a date later than two weeks prior to the Termination Date. If ARRIS has not received valid and unconditional acceptances of the Offer for shares representing more than 90% of the Shares at the expiry of the initial Offer Period, ARRIS shall use its right to extend the Offer Period (one or more times) until such condition has been satisfied; provided, however, that such extension(s) shall not be later than two weeks prior to the Termination Date.
     (c) The acceptances from Tandberg’s shareholders shall cease to be valid if ARRIS has not, by no later than the Termination Date, made a public announcement that the Offer Conditions have been satisfied or waived (the “Closing Announcement”).
     (d) Settlement under the Offer will be available to Tandberg’s shareholders on the later of (i) April 2, 2007 or (ii) a date no later than five (5) business days after the Closing Announcement.
2. Conditions to Offer
     (a) ARRIS receives valid and unconditional acceptances of the Offer for shares representing more than 90% of the Shares.
     (b) As of the settlement date of the Offer, Tandberg shall not have decided or made public its intention to (i) change its share capital or number of Shares, (ii) distribute any dividend or make any other distribution to its shareholders, (iii) issue any financial instrument giving its shareholders a right to call shares, or (iv) make any other decision not in the ordinary course of business that may affect the value of the Shares.
     (c) Any necessary approvals and clearances from authorities have been obtained on terms reasonably acceptable to ARRIS, including from the US Department of Justice and Federal Trade Commission under the HSR Act, and any national competition authorities which may have jurisdiction over the parties or the transactions contemplated by this Agreement.

     (d) Prior to settlement of the Offer, no events have occurred that have or reasonably would be expected to have a Material Adverse Effect on Tandberg.
     (e) (i) Tandberg shall have complied in all material respects with all covenants set forth in the Transaction Agreement and (ii) if in non-compliance in accordance with the foregoing clause (i), such non-compliance does not prevent Atlanta from being able to complete the Offer, provided that, upon delivery by ARRIS of notice to Tandberg of a breach of Tandberg’s covenants, Tandberg shall have tens days to cure such breach.